

 Message · · ·

John Hickman · 3rd

Research, Forensic Psychology, Account Management, Operations

Scottsdale, Arizona, United States · 43 connections ·

Contact info

 Laureate International Universities

 Walden University

About

Passionate for identifying and correcting methods through strategic planning in both proactive and reactive ways. Research oriented with a wide understanding of adapting to any business through my experience with Forensic Psychology. Looking to provide research, management, and improvements to your organization.

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John Hickman Resume 2019.1.docx

Experience



Enrollment Advisor
Laureate International Universities
Sep 2016 – Present · 4 yrs 7 mos
Tempe, Arizona

• Enrollment Advisor focused on advising, educating, consulting, supporting, enrolling and retaining qualified potential students in achieving their professional and personal goals by enrolling in higher education programs
• Build rapport and provide guidance for students interested in obtaining a degree or certificate program based on prospective student desired career goals
• Maintain a high level of knowledge of current products, processes, policies and industry
• Demonstrate strong team relationships by working collaboratively with direct team and other departments
• Awarded with Commitment to Excellence / Managers Choice Award within first year

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Nextiva
3 yrs 9 mos

Senior account Manager / Team Lead
Jan 2014 – Jan 2016 · 2 yrs 1 mo
Scottsdale, Arizona

• Senior Account Manager over a team of Account Managers who engage all service issues and account upgrades for the highest grossing client portfolios.
• Responsible for managing a team of 10 account managers
• Hired, mentored and trained new account managers and assisted in their escalations
• Maintained less than 1.5% MoM revenue team-churn.
• Personally maintained Nextiva's largest book of business with a customer base worth a minimum of $5,000,000 at all times while consistently producing the lowest churn rate in the company with rates <1.0% in average.
• Decreased churn rates by leveraging KPIs and proactively managing high profile accounts.
• Diligently followed up with each account to forge long-lasting relationships and help resolve any service issues in a timely manner to increase customer loyalty and cross selling to existing customers.
• Confidently fostered lasting customer relationships rooted in trust which allowed me to use my ability to identify opportunities for account growth as well as developing leads on new clients and improve user experience

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Lead Project Manager

May 2012 – Jan 2016 · 3 yrs 9 mos

- Implemented inaugural Project Management Team requiring architecting process, methodology and department goals which evolved into a complete onboarding department
- Promoted to Lead Project Manager over a team of VoIP Engineers whose purpose is to onboard new customers with their VoIP phone systems
- Created and continually improved upon the customer experience through frontline feedback from the top-tier client base
- Focused on onboarding Enterprise customers (Minimum monthly revenue of $10,000) to assist with setting expectations, discovering their requirements, scheduling project mile stones and training

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Writing Tutor / Teaching Assistant / Peer Counselor / Sociological Researcher

Arizona State University

Dec 2010 – May 2011 · 6 mos

Tempe, Arizona

- One-on-one tutoring with a focus on writing in social and political sciences
- Increased and maintained student tutoring sessions within the student success center
- Specialized in ESL students with a high level of understanding and patience
- Delivered understandable and relatable ways of learning and witnessed "C" students proudly displaying the "A" they were able to achieve
- Requested by ASU to create learning activities and develop syllabus materials for the first literature course on Harry Potter which was a major success and led to an official "Harry Potter Day" on campus
- Sat on a research/writing board for the director of behavioral sciences as a writer for a published journal on CEDAW
- Awarded ASU's certificate of appreciation by the University Academic Success Program for my service

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Diamond Consultant & Sales Associate

The Shane Company

Apr 2008 – Mar 2009 · 1 yr

Scottsdale, Arizona

- Sales of high-end jewelry with a focus on loose diamonds
- Consulted with clients in regards to building their one of-a-kind engagement rings
- Practiced a polished level of customer service at all times while attending to security needs and sales
- Learned and developed new ways of teaming a sale to see it close
- Established a large client base generating over $800,000 of revenue in my first year
- Awarded Top Performer in the company two months consecutively for exceeding $100,000 in sales.

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Manufacturing Technician / Logistics

Ford Motor Company

May 2000 – Jan 2007 · 6 yrs 9 mos

Sharronville, Ohio

• Controlled industrial robotics to form gearing within defined mathematical tolerances
• Experienced in manufacturing on numerous job profiles, working with Six-Sigma and regularly awarded a top performer
• Reported on key issues and statuses in Ford Motors adopted team program which strengthened employee connectivity and product quality
• Performed several job profiles within Ford Motor Company's High Velocity Distribution Center including shipping, receiving, and inventory management systems
• Responsible for time sensitive logistics between Ford Motor Company distribution centers and Ford Motor Company dealerships

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Education



Walden University

Master of Science - MS, Forensic Psychology, 4.0

2016 – 2018

Activities and Societies: MS in Forensic Psychology with a concentration in Terrorism.



Arizona State University

Bachelor's Degree, Political Science / Sociology / Sociological Anthropology, 4.0

2006 – 2011

Activities and Societies: National Society of Collegiate Scholars Campus Writing Tutor Teaching Assistant Peer Counselor Sociological Researcher/Writer

Graduated Summa Cum Laude with a BA in Political Science and minors in both Sociology and Sociological Anthropology.